October 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tracie Mariner
Vanessa Robertson
Jane Park
Irene Paik

Re:	NeuroSense Therapeutics Ltd.
Registration	Statement on Form F-1
Submitted	August 10, 2021
CIK	No. 0001875091

Ladies and Gentlemen:

On behalf of NeuroSense Therapeutics Ltd. (the “Company”), we are submitting this letter in response to a letter, dated October 15, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Confidential Draft Registration Statement on Form F-1 submitted to the Commission on October 7, 2021 (the “Draft Registration Statement”). The Company is concurrently publicly submitting Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comment and other updates.

The numbering of the paragraph below corresponds to the numbering of the comment in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comment into this response letter in italics. The page reference in the response corresponds to the page numbers in the Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to submitting this letter via EDGAR, we are sending you supplementally the Registration Statement (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 18, 2021

Amendment No. 2 to the Draft Registration Statement on Form F-1

Efficacy Endpoints of Our PrimeC Trial versus PRO-ACT, page 75

1.	We note your response to prior comment 5. Please expand your disclosure on pages 75 and 76 to discuss the data that support your conclusion that significant changes were observed in key biomarkers of ALS between ALS and healthy subjects (such as TDP-43 and LC3) and address the related statistical significance of your findings.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on pages 77-79 of the Registration Statement in response to the Staff’s comment.

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Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Brian K. Rosenzweig
Covington & Burling LLP

cc:	Alon Ben-Noon, NeuroSense Therapeutics Ltd.
Or Eisenberg, NeuroSense Therapeutics Ltd.
Sarah C. Griffiths, Covington & Burling LLP
Perry Wildes, Gross & Co.
Sarah E. Williams, Ellenoff Grossman & Schole LLP
Aaron M. Lampert, Goldfarb Seligman & Co